                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             _____________________

                                 SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. __)

                       Boston Communications Group, Inc.
                   ----------------------------------------
                                (Name of Issuer)

                     Common Stock
                     --------------------------------------
                         (Title of Class of Securities)

                                  100582 10 5
                                  -----------
                                 (CUSIP Number)

                         SCHEDULE 13G

CUSIP No. 100582 10 5                              Page 2 of 7
          -----------

____________________________________________________________________________

1.   Name of Reporting Persons
     S.S. or I.R.S. Identification Number of Above Persons

     BURR, EGAN, DELEAGE & CO.
     04-2681308

____________________________________________________________________________


2.   Check the Appropriate Box if a Member of a Group - Not Applicable

____________________________________________________________________________

3.   SEC Use Only

____________________________________________________________________________

4.   Citizenship or Place of Organization

     MASSACHUSETTS

____________________________________________________________________________

Number of Shares Beneficially Owned By Each Reporting Person With;

5.   Sole Voting Power

      N/A
____________________________________________________________________________

6.   Shared Voting Power

     2,497,230 PLEASE ALSO REFER TO ATTACHMENT A

CUSIP No.  100582 10 5                             Page 3 of 7
           -----------

____________________________________________________________________________

7.   Sole Dispositive Power

     N/A

____________________________________________________________________________

8.   Shared Dispositive Power

     2,497,230 PLEASE ALSO REFER TO ATTACHMENT A
____________________________________________________________________________

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.

     2,497,230 PLEASE ALSO REFER TO ATTACHMENT A
____________________________________________________________________________

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares.

     Not Applicable
____________________________________________________________________________

11.  Percent of Class Represented by Amount in Row 9.

     19.6%
____________________________________________________________________________

12.  Type of Reporting Person.

     IA
____________________________________________________________________________

CUSIP No.      100582 10 5                         Page 4 of 7
               -----------

                         SCHEDULE 13G


Item 1(a).  Name of Issuer:
---------------------------

Boston Communications Group, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:
------------------------------------------------------------

100 Sylvan Road
Woburn, MA 01801


Item 2(a).  Name of Person Filing:
----------------------------------

BURR, EGAN, DELEAGE & CO.


Item 2(b).  Address of
Principal Business Office or, if None, Residence:
-------------------------------------------------

ONE POST OFFICE SQUARE
SUITE 3800
BOSTON, MA 02109

Item 2(c).  Citizenship:
------------------------

MASSACHUSETTS

Item 2(d).  Title of Class of Securities:
-----------------------------------------

Common Stock


Item 2(e).  CUSIP Number:
-------------------------

100582 10 5

CUSIP No. 100582 10 5                                   Page 5 of 7
          -----------

Item 3:
-------

Not Applicable


Item 4.  Ownership:
-------------------

     (a) Amount Beneficially Owned:

         2,497,230

     (b) Percent of Class:

         19.6%

     (c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

               N/A

         (ii)  shared power to vote or to direct the vote:

               2,497,230 PLEASE ALSO REFER TO ATTACHMENT A

        (iii)  sole power to dispose or to direct the
               disposition of:

               N/A

         (iv) shared power to dispose or to direct the disposition of:

               2,497,230 PLEASE ALSO REFER TO ATTACHMENT A

CUSIP No. 100582 10 5                              Page 6 of 7
          -----------


Item 5.  Ownership of Five Percent or Less of a Class:
------------------------------------------------------

Not Applicable

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
-------------------------------------------------------------------------

Not Applicable

Item 7.  Identification and Classification of the Subsidiary which Acquired the

Security Being Reported by the Parent Holding Company:
-----------------------------------------------------------

Not Applicable


Item 8.  Identification and Classification
of Members of the Group:
--------------------------------------------

Not Applicable


Item 9.  Notice of Dissolution of Group:
----------------------------------------

Not Applicable

Item 10.  Certification:
------------------------

Not Applicable

CUSIP No. 100582 10 5                              Page 7 of 7
          -----------

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         February 10, 1997
                                         ----------------------------------
                                         Date


                                         BURR, EGAN, DELEAGE & CO.
                                         -------------------------------

                                         /s/ EILEEN McCARTHY
                                         -------------------------------
                                             Eileen McCarthy
                                              Vice President

ATTACHMENT A

                       BOSTON COMMUNICATIONS GROUP, INC.

BURR, EGAN, DELEAGE & CO. IS A VENTURE CAPITAL FIRM WHICH DIRECTLY OR INDIRECTLY PROVIDES INVESTMENT ADVISORY SERVICES TO VARIOUS VENTURE CAPITAL FUNDS, INCLUDING: ALTA III LIMITED PARTNERSHIP, ALTA JAMI BOSTON LIMITED PARTNERSHIP, GALLION PARTNERS II, C.V. SOFINNOVA PARTNERS FOUR AND GOLDEN COINS N.V. THE BENEFICIAL OWNERSHIP OF THESE FIVE FUNDS AT DECEMBER 31, 1996 IS AS
FOLLOWS:



                                                            TOTAL
                                                           COMMON
                     Fund                                  SHARES
                     ----                                  ------

        Alta III Limited Partnership                     2,083,812
        Alta Jami Boston Limited Partnership                22,326
        Gallion Partners II                                177,027
        C.V. Sofinnova Partners Four                       212,859
        Golden Coins N.V.                                    1,206
                                                         ---------

                           Total                         2,497,230
                                                         =========


THE RESPECTIVE GENERAL PARTNERS OF THESE FUNDS EXERCISE SOLE VOTING AND INVESTMENT POWER WITH RESPECT TO THE SHARES HELD BY THE FUNDS.

THE PRINCIPALS OF BURR, EGAN, DELEAGE & CO. ARE GENERAL PARTNERS OF 1) ALTA III MANAGEMENT PARTNERS LIMITED PARTNERSHIP (WHICH IS THE GENERAL PARTNER OF ALTA III LIMITED PARTNERSHIP) AND 2) ALTA JAMI BOSTON LIMITED PARTNERSHIP. AS GENERAL PARTNERS OF THESE FUNDS, THEY MAY BE DEEMED TO SHARE VOTING AND INVESTMENT POWERS FOR THE SHARES HELD BY THESE FUNDS. BURR, EGAN, DELEAGE & CO. SERVES AS AN ADVISOR TO GALLION PARTNERS II, C.V. SOFINNOVA PARTNERS FOUR AND GOLDEN COINS N.V. THE PRINCIPALS OF BURR, EGAN, DELEAGE & CO. DISCLAIM BENEFICIAL OWNERSHIP OF ALL OF THE SHARES HELD BY THE FOREGOING FUNDS EXCEPT TO THE EXTENT OF THEIR PECUNIARY INTERESTS THEREIN.

MR. CRAIG L. BURR IS A DIRECTOR OF THE COMPANY AND A PRINCIPAL OF BURR, EGAN, DELEAGE & CO. HE PERSONALLY DOES NOT OWN ANY SHARES OF THE COMPANY. HE DISCLAIMS BENEFICIAL OWNERSHIP OF ALL SHARES OWNED BY THE ABOVE-MENTIONED FUNDS EXCEPT TO THE EXTENT OF HIS PECUNIARY INTERESTS THEREIN.